Exhibit 99.1

FOR IMMEDIATE RELEASE

Incyte and Zai Lab Announce Collaboration and License Agreement for INCMGA0012 in Greater China

Zai Lab to host Webcast & Conference Call to discuss the collaboration and license agreement on July 2nd at 8:30am EDT

WILMINGTON, Del. and SHANGHAI, China – July 2, 2019 - Incyte (NASDAQ:INCY) and Zai Lab Ltd. (NASDAQ:ZLAB) today announced that the companies have entered into a collaboration and license agreement for the development and commercialization of INCMGA0012, an investigational anti-PD-1 monoclonal antibody, in Greater China.

Under the terms of the agreement, Zai Lab will pay Incyte US$17.5 million up front, and Incyte is eligible to receive up to an additional US$60 million in potential development, regulatory and commercial milestones, as well as tiered royalties from the low to mid-twenties, with Incyte responsible for all royalties and pass-through payments to its licensing partner, MacroGenics, Inc. Zai Lab will receive the rights to develop and exclusively commercialize INCMGA0012 in hematology and oncology in mainland China, Hong Kong, Macau and Taiwan. Incyte will retain an option to assist in the promotion of INCMGA0012 in Zai Lab’s licensed territories.

“The collaboration with Zai Lab further allows us to expand our potential to bring new medicines to patients with cancer around the world,” said Hervé Hoppenot, Chief Executive Officer, Incyte. “We believe Zai Lab’s experienced team will be an important strategic partner in helping to support the expansion of our research and development efforts for INCMGA0012, and if approved, provide access to an important new therapy to patients and healthcare providers in Greater China.”

“Incyte is a leading biopharmaceutical company with a world class team. We are excited to enter into this partnership with Incyte for INCMGA0012, and we look forward to working together with them to conduct more global studies and bringing this important medicine to patients in Greater China,” said Dr. Samantha Du, Founder and Chief Executive Officer of Zai Lab. “Anti-PD-1 therapies have become the backbone to many current and future immuno-oncology therapies. We believe the addition of a competitive anti-PD-1 like INCMGA0012 is critical to executing on Zai Lab’s long-term strategy and unlocking the full potential of our pipeline. We intend to rapidly explore the potential of INCMGA0012 as both monotherapy and combination therapy with several of our existing pipeline products.”

The transaction is effective immediately upon the execution of the collaboration and license agreement.

Zai Lab Investor Conference Call Details

Date: Tuesday, July 2nd, 2019

Time: 8:30 a.m. EDT

Dial-In Details: 1-866-519-4004 (US); +852 30186771 (HK); 4006208038 (China)

Conference ID: 1786453

A live webcast and replay will be available on the Investor section of Zai Lab’s website at http://ir.zailaboratory.com. A slide presentation will accompany the webcast.

About INCMGA0012

INCMGA0012 is an investigational monoclonal antibody that inhibits PD-1. INCMGA0012 is currently being evaluated as monotherapy in registration-directed trials for patients with MSI-high endometrial cancer, Merkel cell carcinoma and anal cancer.

In 2017, Incyte entered into an exclusive global collaboration and license agreement with MacroGenics, Inc. for global rights to INCMGA0012.

About Incyte

Incyte Corporation is a Wilmington, Delaware-based biopharmaceutical company focused on the discovery, development and commercialization of proprietary therapeutics. For additional information on Incyte, please visit the Company’s website at www.incyte.com.

Follow @Incyte on Twitter at https://twitter.com/Incyte.

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is a China and U.S.-based innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. Zai Lab’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China's pharmaceutical market and addressing unmet medical needs. Zai Lab's vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners' and its own products in order to impact human health worldwide.

Incyte Forward-Looking Statements

Except for the historical information set forth herein, the matters set forth in this release contain predictions, estimates and other forward-looking statements, including without limitation statements regarding: whether and when INCMGA0012 will be approved for use in Greater China or anywhere else in the world; the potential for Incyte to receive royalties and development, regulatory and commercial milestones from Zai Lab; the potential for Incyte to bring new medicines to patients around the world, including in Greater China; and whether and when Zai Lab will bring INCMGA0012 to market in Greater China.

These forward-looking statements are based on the Company's current expectations and subject to risks and uncertainties that may cause actual results to differ materially, including unanticipated developments in and risks related to: further research and development and the results of clinical trials possibly being unsuccessful or insufficient to meet applicable regulatory standards or warrant continued development; unanticipated delays in connection with clinical trials; the ability to enroll sufficient numbers of subjects in clinical trials; determinations made by the FDA or other regulatory authorities; the success of Incyte's collaboration with and the efforts in connection therewith by Zai Lab; the efficacy or safety of Incyte's products; the acceptance of Incyte's products in the marketplace; and other risks detailed from time to time in Incyte's reports filed with the Securities and Exchange Commission, including its Form 10-Q for the quarter ended March 31, 2019. Incyte disclaims any intent or obligation to update these forward-looking statements.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab. All statements, other than statements of historical fact, included in this press release are forward-looking statements, and are identified by words such as "anticipates", “believes”, "expects", “plan” and other similar expressions. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab’s expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, and (5) other factors discussed in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

###

For inquiries, please contact:

Incyte

Media: Catalina Loveman

+1 302 498 6171, cloveman@incyte.com

Investors: Michael Booth, DPhil

+1 302 498 5914, mbooth@incyte.com

Zai Lab

Billy Cho, CFO

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Nancie Steinberg / Robert Flamm

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 318 / 364, nsteinberg@burnsmc.com / rflamm@burnsmc.com

Investors: Lee Roth

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 331, lroth@burnsmc.com